UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING
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(Check  One): [X] Form 10-K [ ] Form  20-F [ ] Form  11-K   [  ] Form 10-Q
              [ ] Form  N-SAR

For Period Ended:  December 31, 2003
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)
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Cumberland Technologies, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

4311 West Waters Avenue, Suite 401
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Address of Principal Executive Office (Street and Number)

Tampa, Florida 33614
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)
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If the subject  report could not be filed without  reasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X   (a) The reasons  described  in  reasonable  detail in Part III of this form
---      could not be eliminated without reasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth
          calendar  day  following  the   prescribed   due  date;  and

     (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)
-----------------------------------

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

As reported in its Current Report on Form 8-K filed on March 5, 2004 ("Form 8-K"), on February 26, 2004, Cumberland Casualty & Surety Company ("CCS"), a wholly-owned subsidiary of Cumberland Technologies, Inc., a Florida corporation (the "Company"), began insolvency proceedings for rehabilitation for CCS under Chapter 631, Part 1 of the Florida Statutes (the "Rehabilitation Statute") with the Florida Department of Financial Services (the "Department"). Under the Rehabilitation Statute, the Department became the receiver for CCS, and the authority of the officers and directors of CCS has been suspended until any such authority should be redelegated by the Department. Based upon the foregoing, the Company is unable to complete its Form 10-K for the quarter ended December 31, 2003 within the prescribed time period without unreasonable expense.

PART IV--OTHER INFORMATION (Official Text)
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

     Carol S. Black              (813)         889-4019
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     (Name)                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

       X    Yes          No
     -----        -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

       X    Yes          No
     -----        -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that significant changes in the results of operations for the Registrant's year ended December 31, 2003, as compared to prior year's results, will be reflected in the financial statements of the Registrant. The significant changes relate to the receivership of CCS, and charges related to CCS' reinsurance recoverables, as disclosed in the Form 8-K.


                          Cumberland Technologies, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: March 29, 2004                      By:/S/:  CAROL S. BLACK
                                               ---------------------------------
                                               Carol S. Black, Secretary

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).